                                       COMMISSION FILE NO 1-10875

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                   (MARK ONE)

         X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                       OR

         -- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE TRANSITION PERIOD FROM TO

                         COMMISSION FILE NUMBER 1-10875

               NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

         (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)

                                 NOVACARE, INC.

                1016 WEST NINTH AVENUE, KING OF PRUSSIA, PA 19406

         (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE)

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                      INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS                                                 PAGE
--------------------                                                 ----

REPORT OF INDEPENDENT ACCOUNTANTS                                       2

FINANCIAL STATEMENTS:

         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
         WITH FUND INFORMATION, AT DECEMBER 31, 1998 AND 1997         3-4

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
         BENEFITS, WITH FUND INFORMATION, FOR THE YEARS
         ENDED DECEMBER 31, 1998 AND 1997                             5-8

NOTES TO FINANCIAL STATEMENTS                                        9-13

SUPPLEMENTAL SCHEDULES: *

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT
         DECEMBER 31, 1998                                             14

         SCHEDULE OF REPORTABLE TRANSACTIONS:

                  SERIES OF TRANSACTIONS IN EXCESS OF 5% OF
                  NET ASSETS FOR THE YEAR ENDED DECEMBER
                  31, 1998                                             15


         SIGNATURE PAGE                                                16

        EXHIBIT                                                 EXHIBIT NUMBER

   CONSENT OF INDEPENDENT ACCOUNTANTS                                  23

* OTHER SCHEDULES REQUIRED BY SECTION 2520.103-10 OF THE DEPARTMENT OF LABOR RULES AND REGULATIONS FOR REPORTING AND DISCLOSURE UNDER ERISA HAVE BEEN OMITTED BECAUSE THEY ARE NOT APPLICABLE.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the NCES/NovaCare, Inc. 401(k) Retirement Savings Plan,

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the NCES/NovaCare, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedules of assets held for investment purposes and of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.



PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 22, 1999

NCES/NOVACARE, INC. 401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1998


                                FUND INFORMATION


                                             FIDELITY
                                              MANAGED            FIDELITY           FIDELITY           NOVACARE        FIDELITY U.S.
                                              INCOME             PURITAN            MAGELLAN             STOCK          BOND INDEX
                                            PORTFOLIO *           FUND *             FUND *              FUND              FUND
                                            -----------           ------             ------              ----              ----

INVESTMENTS, AT FAIR VALUE                 $ 22,263,439       $ 49,309,241       $ 85,766,228       $  3,805,876       $  2,032,326
RECEIVABLES/ (PAYABLES):

 EMPLOYEE CONTRIBUTIONS                         101,254            248,171            392,065             72,326             28,516
 EMPLOYER CONTRIBUTIONS                          20,821             51,656             79,691             15,679              6,114
 ADMINISTRATIVE FEES                            (16,493)           (17,102)            (6,757)            (1,839)            (2,300)
 PARTICIPANT LOANS                                8,652             11,974             18,389              3,375                324
                                           ------------       ------------       ------------       ------------       ------------
  NET ASSETS AVAILABLE FOR
       PLAN BENEFITS                       $ 22,377,673       $ 49,603,940       $ 86,249,616       $  3,895,417       $  2,064,980
                                           ============       ============       ============       ============       ============



                                             FIDELITY
                                            RETIREMENT          FIDELITY          FIDELITY
                                            GOVERNMENT        DIVERSIFIED         AGGRESSIVE
                                            MONEY MARKET     INTERNATIONAL          GROWTH          NOVACARE LOAN
                                             PORTFOLIO            FUND              FUND *(1)           FUND               TOTAL
                                          -------------      -------------      -------------      --------------     -------------

INVESTMENTS, AT FAIR VALUE                $   1,981,573      $   4,326,751      $   9,842,337      $   2,880,807      $ 182,208,578
RECEIVABLES/ (PAYABLES):

  EMPLOYEE CONTRIBUTIONS                         16,148             56,125            126,093                 --          1,040,698
  EMPLOYER CONTRIBUTIONS                          3,585             11,384             25,703                 --            214,633
  ADMINISTRATIVE FEES                            (3,061)               (56)              (545)                --            (48,153)
  PARTICIPANT LOANS                                 848                937              1,924            (46,423)                --
                                          -------------      -------------      -------------      -------------      -------------
    NET ASSETS AVAILABLE FOR
        PLAN BENEFITS                     $   1,999,093      $   4,395,141      $   9,995,512      $   2,834,384      $ 183,415,756
                                          =============      =============      =============      =============      =============


*Investment in this fund represents 5% or more of the Plan's net assets.
(1) Formerly known as the Fidelity Emerging Growth Fund.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                FUND INFORMATION


                                             FIDELITY
                                              MANAGED           FIDELITY           FIDELITY          NOVACARE        FIDELITY U.S.
                                              INCOME             PURITAN           MAGELLAN            STOCK           BOND INDEX
                                             PORTFOLIO *          FUND *            FUND *             FUND *            FUND *
                                          ---------------   ----------------   ----------------   ----------------  ----------------
INVESTMENTS, AT FAIR VALUE                 $ 20,223,523       $ 39,132,154       $ 57,839,697       $ 12,612,974       $    517,872
RECEIVABLES/ (PAYABLES):
  EMPLOYEE CONTRIBUTIONS                        148,276            293,767            411,080             95,984             15,209
  EMPLOYER CONTRIBUTIONS                         32,656             62,809             86,585             21,304              3,073
  ADMINISTRATIVE FEES                           (16,517)           (12,231)            (4,422)              (489)              (683)
                                          ---------------   ----------------   ----------------   ----------------  ----------------
    NET ASSETS AVAILABLE FOR
        PLAN BENEFITS                      $ 20,387,938       $ 39,476,499       $ 58,332,940       $ 12,729,773       $    535,471
                                          ===============   ================   ================   ================  ================





                                              FIDELITY
                                             RETIREMENT         FIDELITY
                                             GOVERNMENT        DIVERSIFIED         FIDELITY
                                             MONEY MARKET     INTERNATIONAL     EMERGING GROWTH     NOVACARE LOAN
                                              PORTFOLIO           FUND               FUND               FUND             TOTAL
                                           ---------------    ----------------  ----------------    ----------------  --------------
INVESTMENTS, AT FAIR VALUE                 $     213,593      $   2,289,177      $   3,321,835      $      56,694     $ 136,207,519
RECEIVABLES/ (PAYABLES):
  EMPLOYEE CONTRIBUTIONS                          11,428             50,436             78,680                 --         1,104,860
  EMPLOYER CONTRIBUTIONS                           2,121              9,626             15,275                 --           233,449
  ADMINISTRATIVE FEES                               (741)               (64)              (286)                --           (35,433)
                                           -------------      -------------      -------------      -------------     -------------
    NET ASSETS AVAILABLE
  FOR BENEFITS                             $     226,401      $   2,349,175      $   3,415,504      $      56,694     $ 137,510,395
                                           =============      =============      =============      =============     =============

* Investment in this fund represents 5% or more of the Plan's net assets.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION



                          YEAR ENDED DECEMBER 31, 1998


                                FUND INFORMATION






                                                FIDELITY                                                                  FIDELITY
                                              MANAGED INCOME       FIDELITY          FIDELITY           NOVACARE          U.S. BOND
                                              PORTFOLIO            PURITAN FUND     MAGELLAN FUND       STOCK FUND        INDEX FUND
                                             ----------------    --------------    --------------    --------------    -------------
ADDITIONS TO NET ASSETS:
INVESTMENT INCOME:
  DIVIDENDS AND INTEREST                        $  1,204,192      $  4,879,031      $  3,839,320      $        707      $     78,648
  NET APPRECIATION (DEPRECIATION)
    IN FAIR  VALUE OF INVESTMENTS                         --         1,850,164        16,658,036       (10,340,373)           29,349
                                                ------------      ------------      ------------      ------------      ------------
                                                   1,204,192         6,729,195        20,497,356       (10,339,666)          107,997
                                                ------------      ------------      ------------      ------------      ------------
CONTRIBUTIONS:
  EMPLOYEE                                         2,946,605         7,332,245        11,247,055         2,255,967           803,926
  EMPLOYER                                           968,458         1,328,636         1,989,692           429,402           123,240
PLAN MERGER (NOTE 5)                                 208,780           276,101           800,760             1,091           216,272
INTERFUND TRANSFERS                               (1,247,515)       (1,891,803)       (1,375,484)         (504,515)          406,070
                                                ------------      ------------      ------------      ------------      ------------
                                                   2,876,328         7,045,179        12,662,023         2,181,945         1,549,508
                                                ------------      ------------      ------------      ------------      ------------

TOTAL ADDITIONS                                    4,080,520        13,774,374        33,159,379        (8,157,721)        1,657,505
                                                ------------      ------------      ------------      ------------      ------------

DEDUCTIONS FROM NET ASSETS:
DISTRIBUTIONS TO PARTICIPANTS                      2,023,588         3,577,440         5,216,449           664,645           120,996
ADMINISTRATIVE FEES                                   67,197            69,493            26,254            11,990             7,000
                                                ------------      ------------      ------------      ------------      ------------
TOTAL DEDUCTIONS                                   2,090,785         3,646,933         5,242,703           676,635           127,996
                                                ------------      ------------      ------------      ------------      ------------
NET INCREASE (DECREASE)                            1,989,735        10,127,441        27,916,676        (8,834,356)        1,529,509
NET ASSETS AT BEGINNING OF YEAR                   20,387,938        39,476,499        58,332,940        12,729,773           535,471
                                                ------------      ------------      ------------      ------------      ------------

NET ASSETS AT  END OF YEAR                      $ 22,377,673      $ 49,603,940      $ 86,249,616      $  3,895,417      $  2,064,980
                                                ============      ============      ============      ============      ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION



                          YEAR ENDED DECEMBER 31, 1998
                               FUND INFORMATION



                                              FIDELITY
                                             RETIREMENT           FIDELITY           FIDELITY
                                             GOVERNMENT          DIVERSIFIED        AGGRESSIVE
                                            MONEY MARKET        INTERNATIONAL         GROWTH         NOVACARE LOAN
                                              PORTFOLIO             FUND             FUND (1)             FUND             TOTAL
                                           ----------------    ----------------    --------------    ---------------    ------------
ADDITIONS TO NET ASSETS:
INVESTMENT INCOME:
  DIVIDENDS AND INTEREST                   $     47,999        $    158,784        $    585,257      $    226,538       $ 11,020,476
  NET APPRECIATION (DEPRECIATION)
    IN FAIR  VALUE OF INVESTMENTS                     -             202,331           1,737,875                 -         10,137,382
                                           ----------------    ----------------    --------------    ---------------    ------------
                                                 47,999             361,115           2,323,132           226,538         21,157,858
                                           ----------------    ----------------    --------------    ---------------    ------------
CONTRIBUTIONS:

  EMPLOYEE                                      665,161           1,653,705           3,199,368                 -         30,104,032
  EMPLOYER                                       71,204             278,205             532,600                 -          5,721,437
PLAN MERGER (NOTE 5)                            120,072              31,972              71,624                 -          1,726,672
INTERFUND TRANSFERS                           1,204,717             (11,314)            772,334         2,647,510                  -
                                           ----------------    ----------------    --------------    ---------------    ------------
                                              2,061,154           1,952,568           4,575,926         2,647,510         37,552,141
                                           ----------------    ----------------    --------------    ---------------    ------------

TOTAL ADDITIONS                               2,109,153           2,313,683           6,899,058         2,874,048         58,709,999
                                           ----------------    ----------------    --------------    ---------------    ------------

DEDUCTIONS FROM NET ASSETS:
DISTRIBUTIONS TO PARTICIPANTS                   327,456             267,477             316,317            96,358         12,610,726
ADMINISTRATIVE FEES                              9,005                  240               2,733                 -            193,912
                                           ----------------    ----------------    --------------    ---------------    ------------
TOTAL DEDUCTIONS                                336,461             267,717             319,050            96,358         12,804,638
                                           ----------------    ----------------    --------------    ---------------    ------------
NET INCREASE (DECREASE)                       1,772,692           2,045,966           6,580,008         2,777,690         45,905,361
NET ASSETS AT BEGINNING OF YEAR                 226,401           2,349,175           3,415,504            56,694        137,510,395
                                           ----------------    ----------------    --------------    ---------------    ------------
NET ASSETS AT  END OF YEAR                 $  1,999,093           4,395,141        $  9,995,512      $  2,834,384       $183,415,756
                                           ================    ================    ==============    ===============    ============

(1) Formerly known as the Fidelity Emerging Growth Fund.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION



                          YEAR ENDED DECEMBER 31, 1997


                                FUND INFORMATION


                                                   FIDELITY
                                                   MANAGED                                                             FIDELITY U.S.
                                                   INCOME            FIDELITY          FIDELITY          NOVACARE        BOND INDEX
                                                  PORTFOLIO         PURITAN FUND     MAGELLAN FUND      STOCK FUND           FUND
                                              ---------------     --------------     --------------    --------------  -------------
ADDITIONS TO NET ASSETS:
INVESTMENT INCOME:
  DIVIDENDS AND INTEREST                         $  1,147,482      $  3,018,262      $  3,597,316      $         --     $     14,109
  NET APPRECIATION (DEPRECIATION)
    IN FAIR  VALUE OF INVESTMENTS                          --         3,627,655         7,618,719         1,753,334            8,461
                                                 ------------      ------------      ------------      ------------     ------------
                                                    1,147,482         6,645,917        11,216,035         1,753,334           22,570
                                                 ------------      ------------      ------------      ------------     ------------
CONTRIBUTIONS:
  EMPLOYEE                                          3,544,190         6,536,257         8,844,680         2,006,008          199,915
  EMPLOYER                                            283,185         1,178,432         1,560,398           360,876           25,868
PLAN MERGER (NOTE 5)                                                                                             --               --
INTERFUND TRANSFERS                                (1,866,079)         (612,073)         (925,902)           14,671          311,923
                                                 ------------      ------------      ------------      ------------     ------------
                                                    1,961,296         7,102,616         9,479,176         2,381,555          537,706
                                                 ------------      ------------      ------------      ------------     ------------
TOTAL ADDITIONS                                     3,108,778        13,748,533        20,695,211         4,134,889          560,276
                                                 ------------      ------------      ------------      ------------     ------------
DEDUCTIONS FROM NET ASSETS:
DISTRIBUTIONS TO PARTICIPANTS                       1,883,455         2,552,568         3,891,029           785,875           23,330
ADMINISTRATIVE FEES                                    82,108            55,609            19,594             2,189            1,475
                                                 ------------      ------------      ------------      ------------     ------------
TOTAL DEDUCTIONS                                    1,965,563         2,608,177         3,910,623           788,064           24,805
                                                 ------------      ------------      ------------      ------------     ------------
NET INCREASE (DECREASE)                             1,143,215        11,140,356        16,784,588         3,346,825          535,471
NET ASSETS AT BEGINNING OF YEAR                    19,244,723        28,336,143        41,548,352         9,382,948               --
                                                 ------------      ------------      ------------      ------------     ------------
NET ASSETS AT  END OF YEAR                       $ 20,387,938      $ 39,476,499      $ 58,332,940      $ 12,729,773     $    535,471
                                                 ============      ============      ============      ============     ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION



                          YEAR ENDED DECEMBER 31, 1997
                                FUND INFORMATION


                                                  FIDELITY
                                                 RETIREMENT          FIDELITY          FIDELITY
                                                 GOVERNMENT         DIVERSIFIED        EMERGING
                                                MONEY MARKET       INTERNATIONAL        GROWTH           NOVACARE
                                                 PORTFOLIO             FUND              FUND           LOAN FUND          TOTAL
                                               ---------------     --------------  --------------    --------------    -------------
ADDITIONS TO NET ASSETS:
INVESTMENT INCOME:
  DIVIDENDS AND INTEREST                          $      6,608     $     79,897     $    666,410      $         --      $  8,530,084
  NET APPRECIATION (DEPRECIATION)
    IN FAIR  VALUE OF INVESTMENTS                           --           42,995         (388,300)               --        12,662,864
                                                  ------------     ------------     ------------      ------------      ------------
                                                         6,608          122,892          278,110                --        21,192,948
                                                  ------------     ------------     ------------      ------------      ------------
CONTRIBUTIONS:
  EMPLOYEE                                             152,198          802,350        1,211,264                --        23,296,862
  EMPLOYER                                              15,006          127,307          196,427                --         3,747,499
PLAN MERGER (NOTE 5)                                    86,895               --               --                --            86,895
INTERFUND TRANSFERS                                     43,316        1,322,337        1,776,993           (65,186)               --
                                                  ------------     ------------     ------------      ------------      ------------
                                                       297,415        2,251,994        3,184,684           (65,186)       27,131,256
                                                  ------------     ------------     ------------      ------------      ------------
TOTAL ADDITIONS                                        304,023        2,374,886        3,462,794           (65,186)       48,324,204
                                                  ------------     ------------     ------------      ------------      ------------
DEDUCTIONS FROM NET ASSETS:
DISTRIBUTIONS TO PARTICIPANTS                           76,318           25,546           46,291                --         9,284,412
ADMINISTRATIVE FEES                                      1,304              165              999                --           163,443
                                                  ------------     ------------     ------------      ------------      ------------
TOTAL DEDUCTIONS                                        77,622           25,711           47,290                --         9,447,855
                                                  ------------     ------------     ------------      ------------      ------------
NET INCREASE (DECREASE)                                226,401        2,349,175        3,415,504           (65,186)       38,876,349
NET ASSETS AT BEGINNING OF YEAR                             --               --               --           121,880        98,634,046
                                                  ------------     ------------     ------------      ------------      ------------
NET ASSETS AT  END OF YEAR                        $    226,401     $  2,349,175     $  3,415,504      $     56,694      $137,510,395
                                                  ============     ============     ============      ============      ============


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN

GENERAL. The following description of the NCES/NovaCare, Inc. (the "Company") 401(k) Retirement Savings Plan (the "Plan"), formerly known as the NovaCare Inc. Retirement Savings Plan, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan, which was formed effective July 1, 1990, is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC"). All full and part-time employees of the Company working a minimum of twenty hours per week on a regularly scheduled basis may enroll beginning on the first day of the first payroll period of the month following six months of consecutive service.

ENROLLMENT. An eligible employee participates in the Plan by authorizing the Company to make tax-deferred contributions to the plan on the employee's behalf, resulting in a reduction of the employee's taxable earnings. The employee may direct the investment of these contributions (see "Investment Options" below).

CONTRIBUTIONS TO THE PLAN. Participants may authorize basic contributions ranging from 1% to 15% of their compensation. Certain highly compensated participants may have their basic contributions limited to 6% of their compensation. In accordance with the IRC such contributions may not exceed $10,000 and $9,500 in 1998 and 1997, respectively. The Company makes matching contributions in the amount of 30% of participant contributions up to the first 6% of compensation.

PARTICIPANT ACCOUNT. Each account is credited with the participant's contributions and an allocation of (a) the Company's matching contribution when made and (b) Plan earnings when earned. Company contributions are allocated based on the matching percentage for participant contributions. Plan earnings are allocated to each participant's account based on the respective account balances. The benefit to which a participant is entitled is the vested amount that can be provided from their account.

VESTING. Participants are fully vested in their contributions plus actual earnings on those contributions. Vesting in the remainder of the account is based on years of continuous service according to a tiered vesting schedule. Participants become fully vested upon death or disability, attainment of normal retirement age, or after five years of credited service.

INVESTMENT OPTIONS. Upon enrollment in the Plan, participants may direct contributions among one or more of the following investment funds:

         I. Fidelity Managed Income Portfolio - An open-end commingled pool which invests in short- and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts designed to simulate conventional GICs through the purchase of securities and inclusion of a benefit responsive feature (put feature), and cash equivalents.

         II. Fidelity Puritan Fund - A mutual fund which invests in domestic and foreign common stocks and preferred stocks and bonds, including lower-quality, high-yielding debt securities.

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

         III. Fidelity Magellan Fund - A mutual fund which invests in the stocks of companies with an expected above-average growth potential and a corresponding higher level of risk.

         IV. Fidelity U.S. Bond Index Fund - A mutual fund which invests in investment grade (medium to high quality) or above with maturities of at least one year, including U.S. Treasury or government securities, corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

         V. Fidelity Retirement Government Money Market Portfolio - A money market fund which invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities.

         VI. Fidelity Diversified International Fund - An international fund which invests primarily in equity securities of companies located anywhere outside the United States that are included in the Morgan Stanley EAFE Index.

         VII. Fidelity Aggressive Growth Fund (formerly known as Fidelity Emerging Growth Fund) - A mutual fund which invests primarily in stocks of small and medium sized developing companies that the fund's manager believes have potential to grow rapidly in earnings or revenues.

         VIII. NovaCare Stock Fund - Funds are invested in NovaCare, Inc. common stock with a small portion invested in short-term money market instruments for liquidity.

The NovaCare Loan Fund represents loans which were outstanding as of the dates of the RehabClinics, Inc. and the NovaCare Orthotics & Prosthetics Plan mergers into the NovaCare Plan as well as new loans issued under the Plan in 1998. The NovaCare Plan did not begin to offer employee loans until January 1, 1998 as described below.

PARTICIPANT LOANS. Effective January 1, 1998 participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment funds from (to) the participant loan fund. Loan terms range from six months to five years, are collateralized by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing commercial lending institutions rates. Interest rates ranged from 6% to 9.50% during 1998 and from 6% to 9% during 1997. Principal and interest is paid ratably through bi-weekly payroll deductions.

DISTRIBUTIONS AND WITHDRAWALS. Distributions are paid in the following manner:

         I. Distributions from all funds, except the NovaCare Stock Fund, are paid in cash.

         II. Distributions from the NovaCare Stock Fund are paid in cash or shares of NovaCare, Inc. common stock at the participant's option. Fractional shares are paid in cash.

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

Prior to termination of service, participants may, in the event of financial hardship, withdraw amounts from the Plan twice in any 12-month period. In the absence of financial hardship, a participant's contribution may not be withdrawn prior to attainment of age 59 1/2.

Upon termination of service for reasons other than death, participants are entitled to a lump-sum amount equal to the value of the vested balance of their account. Participants with account balances exceeding $5,000 may defer receipt of the lump-sum amount until reaching age 70 1/2. If a participant dies, the entire amount in the participant's account is distributed in a lump sum to the participant's beneficiaries. A terminating participant's unvested account balance is forfeited. In the event of reemployment, the employee is eligible for all previously forfeited amounts. At December 31, 1998 and 1997, forfeited nonvested accounts totaled $599,652 and $170,480, respectively. These accounts will be used to reduce future employer contributions. During 1998 and 1997, employer contributions were reduced by $6,995 and $433,592, respectively, from forfeited nonvested accounts.

ADMINISTRATIVE EXPENSES. The Company may elect to pay all Plan administrative expenses. If the Company elects not to pay such expenses, the expenses will be paid by the Plan. During 1998 and 1997, Plan administrative expenses were shared by both the Company and the Plan participants.

PLAN TERMINATION. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The Plan's financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION. The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Fidelity Managed Income Portfolio is a common trust fund, which is stated at its net asset value as determined by the fund administrator as of the year-end valuation date. The NovaCare Stock Fund is valued at its year end unit value as determined by the trustee which is based upon the underlying value of NovaCare common stock and short term money market instruments. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded on a trade date basis. Investment income is recorded when earned.

PAYMENT OF BENEFITS. Benefits are recorded when paid.

                              NCES\NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

3.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the plan financial statements to the Form 5500:

                                                                                                         DECEMBER 31
                                                                                             ---------------------------------------
                                                                                                   1998                   1997
                                                                                             --------------           --------------
Net assets available for benefits per the financial statements                               $ 183,415,756            $ 137,510,395

Less:  Amounts allocated to withdrawing participants                                              (280,712)                 (60,549)
                                                                                             -------------            -------------

Net assets available for benefits per the Form 5500                                          $ 183,135,044            $ 137,449,846
                                                                                             =============            =============


The following is a reconciliation of benefits paid to participants per the plan financial statements to the Form 5500:

                                                                                               YEAR ENDED
                                                                                            DECEMBER 31, 1998
                                                                                          -----------------------
   Benefits paid to participants per the financial statements                               $ 12,610,726

   Add: Amounts allocated to withdrawing participants at December 31, 1998                       280,712

   Less: Amounts allocated to withdrawing participants at December 31, 1997                      (60,549)
                                                                                          -----------------------

   Benefits paid to participants per the  Form 5500                                         $ 12,830,889
                                                                                          =======================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

4.  PLAN MERGERS

During 1998 and 1997, the assets of the following plans were merged with and into the Plan as follows:


                                                             Effective Date         1998               1997
                                                             --------------         ----               ----


Advanced Orthopedic Technologies, Inc.
         401(k)      Plan                                       07/01/98          $1,117,145                -
Fine, Bryant & Wah, P.T. Chartered
         Profit Sharing Trust                                   10/06/98             131,035                -
Georgia Physical Therapy, Inc.
         Profit Sharing Plan                                    10/27/98             478,492                -
DC Claussen RPT Physical Therapy, Inc.
         Profit Sharing Plan                                    06/18/97                   -           $86,895

                                                                                -------------      ------------
                                                                                  $1,726,672           $86,895
                                                                                =============      ============

                              NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

5.  TAX STATUS

On February 2, 1996 the Internal Revenue Service determined by letter that the Plan qualifies under Section 401 (a) of the IRC and is exempt from federal income taxes under Section 501(a) of IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan has been amended since receiving the determination letter. However, the Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6.   RELATED PARTY TRANSACTIONS

Certain Plan investments represent shares of mutual funds and a collective trust fund managed by an affiliate of Fidelity Management Trust Company ("FMTC"). FMTC is the trustee of the Plan. Transactions in these mutual funds are party-in-interest transactions which are exempt from the prohibited transaction rules of ERISA.

7.    SUBSEQUENT EVENTS

In January 1999, the assets of the Frank J. Malone and Son, Inc. Profit Sharing 401 (k) plan and the Dale Clark Division of O&P 1 401(k) plan, totaling $504,240 and $90,089, respectively, were merged with and into the plan.

NCES\NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/DESCRIPTION OF ASSET                                                         COST                 CURRENT VALUE
----------------------------------------------------                                   ------------------        -------------------
MUTUAL FUNDS:
  FIDELITY MANAGED INCOME PORTFOLIO *                                                     $ 22,263,439(1)              $ 22,263,439
  FIDELITY PURITAN FUND *                                                                   47,459,077(1)                 49,309,241
  FIDELITY MAGELLAN FUND *                                                                  69,108,192(1)                 85,766,228
  FIDELITY U.S. BOND INDEX FUND*                                                             2,001,008                     2,032,326
  FIDELITY RETIREMENT GOVERNMENT MONEY
      MARKET  PORTFOLIO *                                                                    1,981,573                     1,981,573
  FIDELITY DIVERSIFIED INTERNATIONAL FUND *                                                  4,141,068                     4,326,751
  FIDELITY AGGRESSIVE GROWTH FUND *                                                          8,515,701                     9,842,337
                                                                                          ------------                  ------------
                                                                                           155,470,058                   175,521,895


NOVACARE STOCK FUND *                                                                       14,146,249(1)                  3,805,876

NOVACARE LOAN FUND                                                                           2,880,807                     2,880,807
(MATURITY 1999-2004; INTEREST RATE 6% - 9.5%)
                                                                                          ------------                  ------------
                                                                                          $172,497,114                  $182,208,578
                                                                                          ============                  ============




(1) CURRENT VALUE AT BEGINNING OF YEAR OR COST OF PURCHASE IF ACQUIRED DURING THE YEAR.

* PARTY - IN - INTEREST.

NCES\NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

SCHEDULE OF REPORTABLE (5%) TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998

SERIES OF TRANSACTIONS IN THE SAME ISSUE AGGREGATING MORE THAN 5% OF THE JANUARY 1, 1998 CURRENT VALUE OF PLAN ASSETS





                                                            NUMBER OF        PURCHASE        SELLING            EXPENSE
                           DESCRIPTION OF ASSET           TRANSACTIONS        PRICE           PRICE             INCURRED
-------------------        --------------------           ------------        -----           -----             --------

FIDELITY MANAGEMENT         FIDELITY MANAGED                  247        $ 7,359,945        $        --         $--
TRUST COMPANY               INCOME PORTFOLIO

FIDELITY MANAGEMENT         FIDELITY MANAGED                  245                 --          5,320,029         --
TRUST COMPANY               INCOME PORTFOLIO

FIDELITY INVESTMENTS        FIDELITY MAGELLAN                 251         22,188,343                 --         --
                            FUND

FIDELITY INVESTMENTS        FIDELITY MAGELLAN                 248                 --         10,919,848         --
                            FUND

FIDELITY INVESTMENTS        FIDELITY PURITAN FUND             250         15,510,150                 --         --


FIDELITY INVESTMENTS        FIDELITY PURITAN FUND             243                 --          7,183,227         --


FIDELITY MANAGEMENT         NOVACARE STOCK FUND               248          5,864,148                            --
TRUST COMPANY

FIDELITY MANAGEMENT         NOVACARE STOCK FUND               246                 --          4,330,873         --
TRUST COMPANY

FIDELITY MANAGEMENT         FIDELITY AGGRESSIVE               243          5,925,154                 --         --
TRUST COMPANY               GROWTH FUND

FIDELITY MANAGEMENT         FIDELITY AGGRESSIVE               193                 --          1,142,528         --
TRUST COMPANY               GROWTH FUND




                                                CURRENT VALUE
                            COST OF             AT TRANSACTION      NET GAIN /
                             ASSET                   DATE             (LOSS)
-------------------        -----------          --------------      ------------
FIDELITY MANAGEMENT               $-            $ 7,359,945             $ -
TRUST COMPANY

FIDELITY MANAGEMENT        5,320,029  (1)         5,320,029               -
TRUST COMPANY

FIDELITY INVESTMENTS               -             22,188,343               -


FIDELITY INVESTMENTS       9,413,378  (1)        10,919,848       1,506,470


FIDELITY INVESTMENTS               -             15,510,150               -


FIDELITY INVESTMENTS       6,512,274  (1)         7,183,227         670,953


FIDELITY MANAGEMENT                -              5,864,148
TRUST COMPANY

FIDELITY MANAGEMENT        4,405,786  (1)         4,330,873        (74,913)
TRUST COMPANY

FIDELITY MANAGEMENT                -              5,925,154
TRUST COMPANY

FIDELITY MANAGEMENT        1,127,915              1,142,528          14,613
TRUST COMPANY





 (1) CURRENT VALUE AT BEGINNING OF YEAR OR COST OF PURCHASE IF ACQUIRED DURING THE YEAR.

               NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATORS OF THE "NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN" HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                             NCES/NOVACARE, INC. 401(k) RETIREMENT SAVINGS PLAN

DATE: June 29, 1999                       BY: /S/KATHERINE P. KEHOE
                                             --------------------------------
                                                 KATHERINE P. KEHOE
                                                 PLAN ADMINISTRATOR

                                          BY: /S/BARRY E. SMITH
                                             --------------------------------
                                                 BARRY E. SMITH
                                                 VICE PRESIDENT, CONTROLLER, AND
                                                 CHIEF ACCOUNTING OFFICER,
                                                 NOVACARE, INC.